Exhibit 99.1
SEANERGY MARITIME HOLDINGS CORP. ANNOUNCES THE RESULTS OF THE 2009 ANNUAL GENERAL MEETING
July 17, 2009 – Athens, Greece – Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP; SHIP.W) announced today the results of the annual meeting of its shareholders held on Thursday, July 16, 2009 at the Company’s executive offices. At the meeting the following proposals were approved and adopted: 1) the amendment of the Company’s Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock, par value $0.0001 per share from 100,000,000 to 200,000,000 shares; and 2) ratification of the appointment of PricewaterhouseCoopers S.A. as the Company’s Independent Registered Public Accounting Firm for the Fiscal Year ending December 31, 2009.
About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. The Company purchased and took delivery of six dry bulk carriers in the third and fourth quarters of 2008 from companies associated with members of the Restis family. Its current fleet is comprised of two Panamax, two Supramax and two Handysize dry bulk carriers with a combined cargo-carrying capacity of 316,676 dwt and an average fleet age of approximately 11 years.
The Company’s common stock and warrants trade on the NASDAQ Global Market under the symbols SHIP and SHIP.W, respectively. Prior to October 15, 2008, the Company’s common stock and warrants traded on the NYSE Alternext US LLC (formally known as AMEX) under the symbols SRG, SRG.W, respectively.
For further information please visit our website at www.seanergymaritime.com
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of SEC and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Seanergy Maritime Holdings Corp.
Dale Ploughman
Chief Executive Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com
Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: seanergy@capitallink.com